Navient Funding, LLC
2001 Edmund Halley Drive
Reston, Virginia  20191

Somsak Chivavibul
President & Chief Financial Officer

September 16, 2014

Filed on EDGAR and copy sent via e-mail

Ms. Rolaine S. Bancroft
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	SLM Student Loan Trust 2012-7
SLM Student Loan Trust 2013-1
Form 10-K
Filed March 28, 2014
File Nos. 333-166301-10 and 33-166301-11

Dear Ms. Bancroft:

This letter is in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 5, 2014 to SLM Funding LLC, now known as Navient Funding, LLC, (the “Company”).1  For ease of reference, the comments are printed below in italics (with the italicized text in your letter highlighted in bold) and are followed by the Company’s responses.

1.	Comment:

The certification must include the exact language in Item 601(b)(31)(ii).  We note that paragraphs four and five of each of your certifications do not accurately reflect the exact language in Item 601(b)(31)(ii) of Regulation S-K.  Specifically, paragraph four in Item 601(b)(31)(ii) refers to statements required “in this report” whereas your certifications refer to statements “under this report.”  Additionally, the final paragraph in Item 601(b)(31)(ii) requires the following statement, “In giving the certifications above, I have reasonably relied on information provided to me by the following unaffiliated parties …”  The certifications provided in each of your Forms 10-K do not include the [bolded] language.  Please confirm that in future filings, your certification will reflect the exact language as required by Item 601(b)(31).

1 SLM Funding LLC changed its name to Navient Funding, LLC on May 2, 2014.  Also, please note that Joseph DePaulo resigned as President and Chief Financial Officer of the Company on January 31, 2014, at which time Somsak Chivavibul was appointed President and Chief Financial Officer.

Response:

The Company confirms that all future filings will reflect the exact language required by Item 601(b)(31) of Regulation S-K.

2.	Comment:

We note your footnote 2 in Appendix A stating that “the Asserting Party has outsourced certain servicing criteria to third parties,” including Great Lakes Educational Loan Services, ACS Education Services, Inc., Nelnet Corporation, and the Student Loan Corporation.  Please advise and provide your legal analysis as to why these servicing participants are not required to provide a report on assessment of compliance with servicing criteria for asset-backed issuers as required by Item 601 of Regulation S-K.

Response:

We agree that these servicing participants are required to provide a report on assessment of compliance with servicing criteria.  We provide these reports on a trust by trust basis, including the required attestations specified in Item 1123 of Regulation AB, from each servicer participating in the servicing function for that trust.  Please refer to the applicable Form 10-K for a specific securitization trust for the applicable reports on assessment of compliance with servicing criteria for asset-backed issuers as required by Item 601(b)(33) of Regulation S-K and Item 1122 of Regulation AB.

However, we do not include reports and attestations from a servicer in a securitization trust’s Form 10-K filing unless that specific servicer is participating in the servicing function for that particular securitization trust.  In other words, with respect to Great Lakes Educational Loan Services, Xerox Education Services, LLC (formerly known as ACS Education Services, Inc.), and Nelnet Corporation, the Company does file a report on assessment of compliance with servicing criteria for each applicable securitization trust for which each of these servicers is a party participating in the servicing function, based on the compliance statements we receive from that servicer pursuant to Item 1123 of Regulation AB.

Specifically,

Great Lakes Educational Loan Services is a party participating in the servicing function for SLM Student Loan Trust 2009-1, SLM Student Loan Trust 2010-1 and SLM Student Loan Trust 2010-2;

  Xerox Education Services, LLC is a party participating in the servicing function for SLM Student Loan Trust 2010-1, SLM Student Loan Trust 2011-1, SLM Student Loan Trust 2011-2 and SLM Student Loan Trust 2011-3; and
  Nelnet Corporation is a party participating in the servicing function for SLM Student Loan Trust 2010-2.

As such, reports and attestations from the related servicers (and their accountants) are part of the Form 10-K that is filed for each applicable trust.

The Student Loan Corporation (“SLC”) is the servicer of record under the transaction documents for SLC Student Loan Trust 2004-1, SLC Student Loan Trust 2005-1, SLC Student Loan Trust 2005-2, SLC Student Loan Trust 2005-3, SLC Student Loan Trust 2006-1, SLC Student Loan Trust 2006-2, SLC Student Loan Trust 2007-1, SLC Student Loan Trust 2007-2, SLC Student Loan Trust 2008-1, SLC Student Loan Trust 2008-2, SLC Student Loan Trust 2009-1, SLC Student Loan Trust 2009-2, SLC Student Loan Trust 2009-3, and SLC Student Loan Trust 2010-1.  However, while SLC is the servicer of record, it is only a nominal servicer.  It has outsourced 100 percent of its servicing-related duties and obligations for each of these securitization trusts to Navient Solutions, Inc. (formerly known as Sallie Mae, Inc.) (“Navient Solutions”) pursuant to subservicing agreements, each of which remains in full force and effect.  SLC is not responsible for providing (and does not provide) any servicing-related functions.  These functions are the sole responsibility of Navient Solutions.  As such, SLC is not a party participating in the servicing function for any of these trusts, and it is not responsible for providing a report on its assessment of compliance with servicing criteria pursuant to Item 1122 of Regulation AB.   Moreover, each of these SLC trusts are part of the Navient Solutions Item 1122 Regulation AB platform and are covered by Navient Solutions’ attestations, accountant’s reports and related servicer compliance statements.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss our response in this letter, please feel free to contact our Senior Vice President & Senior Deputy General Counsel, Mark L. Heleen, at (703) 984-5627, or the Company’s outside counsel, Steve Levitan, at (212) 705-7325.

Sincerely,

/s/Somsak Chivavibul

Somsak Chivavibul
President and Chief Financial Officer (Senior Securitization Officer)

Cc:	Kayla Florio, U.S. Securities and Exchange Commission Mark L. Heleen, Navient Solutions, Inc. Christian Ameri, Navient Solutions, Inc. Steve Levitan, Bingham McCutchen LLP